May 22, 2014

VIA EDGAR AND FEDEX

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re: Equity LifeStyle Properties, Inc.
Form 10-K for the year ended December 31, 2013
Filed on February 24, 2014
File No. 001-11718

Dear Mr. Woody:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Paul Seavey dated May 12, 2014.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

Comment 1:    We note your response to our prior comment one. In future periodic filings, please also quantitatively reconcile Income from property operations to Income from continuing operations before equity in income of unconsolidated joint ventures. Additionally, please revise your disclosure to refer to Income from property operations, excluding deferrals and Income from property operations as non-GAAP measures. Please refer to Item 10(e) of Regulation S-K.

Response:     In future periodic Exchange Act filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2014, we will provide quantitative disclosure, in addition to our previous qualitative disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 1, 2014 in Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, of the components of Income from continuing operations before equity in income of unconsolidated joint ventures. These components consist of Income from property operations, Income from home sales operations and other and Total other expenses, net. In addition, we will revise our disclosure to refer to Income from property operations, excluding deferrals as a non-GAAP measure.

We respectfully submit to the Staff that Income from property operations is a GAAP measure since each of the line items included in the summation of Income from property operations appears on our Consolidated Statements of Income and Comprehensive Income. We make no adjustments to the line items in our Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations as compared to our GAAP Consolidated Statements of Income and Comprehensive Income and therefore we consider this to be a GAAP measure. The same is true of Income from home sales operations and other and Total other expenses, net.

Below is the further revised disclosure to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 1, 2014 that we intend to include in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future periodic filings:

Comparison of the Quarter Ended June 30, 2014 to the Quarter Ended June 30, 2013
The following tables for the comparison of the quarter ended June 30, 2014 to the quarter ended June 30, 2013 exclude the results from the 11 Properties that have been reclassified to “Discontinued operations” on the Consolidated Statements of Income and Comprehensive Income. Management’s discussion and analysis of financial condition and results of operations include certain non-GAAP financial measures in management’s view of the business which we believe are meaningful as they allow the investor the ability to understand key operating details of our business both with and without regard to certain accounting conventions or items which may not always be indicative of recurring annual cash flow of the portfolio. These non-GAAP financial measures include Income from property operations, excluding deferrals.

When combined, the Income from property operations, Income from home sales and other and Total other expenses, net presented in the tables below reconcile to Income from continuing operations before equity in income of unconsolidated joint ventures on the Consolidated Statements of Income and Comprehensive Income. The following table reconciles Income from property operations to Income from continuing operations before equity in income of unconsolidated joint ventures for the quarters ended June 30, 2014 and 2013 (amounts in thousands):

Total Portfolio
	2014	2013	Increase/ (Decrease)	% Change
Income from property operations	$—	$—	$—	—%
Income from home sales operations and other	—	—	—	—%
Total other expenses, net	—	—	—	—%
Income from continuing operations before equity in income of unconsolidated joint ventures	$—	$—	$—	—%

In connection with our response to comments received on May 12, 2014 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2013, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please feel free to contact me at 312-279-1488.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Paul Seavey
Executive Vice President & Chief Financial Officer

Cc:    Jennifer Monick, U.S. Securities and Exchange Commission
Brian Ofenloch, Ernst & Young, LLP
Larry Medvinsky, Clifford Chance US LLP
Allein Sabel, Clifford Chance US LLP

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